ProShare Advisors LLC

7501 Wisconsin Avenue

Suite 1000, East Tower

Bethesda, MD 20814-6527

November 19, 2010

VIA EDGAR CORRESPONDENCE

Mr. Christian Sandoe

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: ProShares Trust (File Nos. 333-89822 and 811-21114)

Dear Mr. Sandoe:

On behalf of ProShares Trust (the “Registrant”), this letter is in response to comments that you relayed by phone on November 4, 2010 and November 5, 2010 concerning Post-Effective Amendment No. 25 under the Securities Act of 1933 and Amendment No. 32 under the Investment Company Act of 1940 to the Registration Statement of the Registrant on Form N-1A in connection with the registration of ProShares RAFI® Long/Short (initially filed with the name ProShares RAFI® US Equity Long/Short, the “Fund”), which was filed with the Securities and Exchange Commission via EDGAR on September 24, 2010. For ease of reference, we have restated each comment or suggestion before the Registrant’s response. Defined terms not otherwise defined have the same meanings as use by the Registrant in the Registration Statement.

The Registrant will address the Staff’s inquiry regarding the five year recoupment period for Ultra S&P 500, Ultra Short S&P 500, Short S&P 500, UltraShort Financials, and UltraShort 20+ Year Treasury in a separate correspondence, and is filing this letter today in order to let the Staff review the Registrant’s responses contained in this letter in the meantime.

We believe that the disclosure changes and supplemental responses discussed in this letter are fully responsive to the Staff’s comments, and resolve all matters raised.

1.

Comment: On page 4, the description of the RAFI® US Equity Long/Short Index (the “Index”) in the second paragraph of “Investment Objective” is too detailed for this section of the Summary Prospectus. Please move the second paragraph to the “Principal Investment Strategies” section; or, alternatively, truncate the second paragraph and combine it with the first sentence under the “Investment Objective” caption.

Response: The Registrant has truncated the second paragraph, and combined it with the first sentence under the “Investment Objective” caption.

Revised Disclosure:

ProShares RAFI® Long/Short (the “Fund”) seeks investment results, before fees and expenses, that track the performance of the RAFI® US Equity Long/Short Index (the “Index”). The Index (Bloomberg Ticker “RAFILS”) allocates an aggregate equal dollar amount to both long and short equity positions. This allocation is based on a comparison of Research Affiliates Fundamental Index® weightings with traditional market capitalization weightings.

2.	Comment: On page 4, describe in more detail the RAFI® weighting methodology or how weights are applied (e.g., sales).

Response: The referenced disclosure has been deleted. Similar disclosure appears on page 14 under the caption “Description of the Underlying Index”. Disclosure under the subcaption “RAFI® Methodology” provides detailed information about the RAFI® weighting methodology.

3.	Comment: In the Fee Table on page 4, since Acquired Fund Fees and Expenses as estimated to be less than 0.01%, delete the “Acquired Fund Fees and Expenses” footnote.

Response: The requested change has been made.

4.

Comment: With respect to the Fee Table on page 4, provide the rationale under FAS 5 to permit RAFI® and other new funds to use a five year advisory fee waiver / expense reimbursement recoupment period, taking into account the growth of ProShare Funds since the Staff first discussed the five year period with ProShares. The Staff is asking for analysis with respect to possible new funds to avoid repeating this comment for every new fund.

Response: An open-ended or unusually long recoupment period suggests that previously waived advisory fees and/or reimbursed expense amounts would almost certainly be recouped by the Advisor, and thus give rise to a current liability for the affected fund. See FAS 5; Annual Industry Comment Letter from the Chief Accountant of the Division of Investment Management dated December 30, 1999.

The Registrant continues to believe that a five year recoupment period for the Fund is reasonable and appropriate. An analysis of the disclosure contained in the Statements of Operations included in the Registrant’s Annual Reports for the past four fiscal years shows that the Adviser has recouped previously waived advisory fees and/or reimbursed expense amounts on a limited number of occasions, and with respect to the vast majority of the current funds (94 of 99) the Adviser has yet to recoup any waived advisory fees and/or reimbursed expense amounts. Five funds experienced large enough asset growth to permit the Adviser to recoup all of the previously waived advisory fees and/or reimbursed expense amounts (Ultra S&P 500, Ultra Short S&P 500, Short S&P 500, UltraShort Financials, and UltraShort 20+ Year Treasury). However, none of the other 48 other funds included in the Registrant’s 2007 Annual Report, and none of the other 94 other funds included in the Registrant’s 2010 Annual Report, have achieved an asset size sufficient for the Adviser to recoup any previously waived advisory fees and/or reimbursed expense amounts. While a five year period provides the Adviser with the opportunity to recoup some of its previously waived advisory fees and/or reimbursed expense amounts, the probability of recoupment remains very low.

5.	Comment: While the derivatives disclosure on page 5 under “Principal Investment Strategies” is generally consistent with the recent ICI letter, please be more specific regarding the “particular predetermined investments or instruments” underlying the swap agreements the Fund intends to use. Disclosure of the Fund’s proprietary trading strategies is not required.

Response: The referenced sentence is a general description of how swap agreements operate. The particular predetermined investments underlying the swap agreements are long and short positions of the equity securities comprising the Index, as stated in the introductory sentence to the referenced sentence under the caption “Derivatives” (“The Fund invests in derivatives as a substitute for investing directly in or making short sales of the equity securities comprising the Index.”) The Registrant believes that the current disclosure is clear, and that no further disclosure is necessary.

6.	Comment: The caption “Strategies Specific to the Fund” of the full statutory prospectus on page 10 appears awkward in the context of a stand-alone fund. Confirm that this disclosure will be incorporated into the larger ProShares prospectus book in the same manner as other ProShares funds when that book is next updated.

Response: The Registrant confirms that the Fund’s prospectus will be incorporated in the combined ProShares prospectus book in the same manner as other ProShares funds when that book is next updated.

7.	Comment: On page 11, how does the Fund calculate assets for the purpose of meeting the names rule test, and how much will be invested in the requisite assets? Further, per the “Names Rule” release, the expectation is that “Index Funds” invest more than 80% of its assets in investments connoted by the applicable index. What percentage will the Funds invest in such assets?

Response: The Fund’s name has been changed to ProShares RAFI® Long/Short (initially the name was ProShares RAFI® US Equity Long/Short). Accordingly, the referenced disclosure has been removed, and Rule 35d-1 under the Investment Company Act of 1940 does not apply. The Adopting Release for Rule 35d-1 states that “Index funds, for example, generally would be expected to invest more than 80% of their assets in investments connoted by the applicable index.” In this regard, we note the following disclosure in the SAI at page 2:

“The Funds have adopted non-fundamental investment policies obligating them to commit, under normal market conditions, at least 80% of their assets to investments that, in combination, have economic characteristics similar to equity securities contained in the underlying index (for Ultra ProShares and Alpha ProShares) and/or financial instruments with similar economic characteristics. For purposes of each such investment policy, “assets” includes a Fund’s net assets, as well as amounts borrowed for investment purposes, if any. In addition, for purposes of such an investment policy, “assets” includes not only the amount of a Fund’s net assets attributable to investments directly providing investment exposure to the type of investments suggested by its name (e.g., the value of stocks, or the value of derivative instruments such as futures, options or options on futures), but also the amount of the Fund’s net assets that are segregated on the Fund’s books and records, as required by applicable regulatory guidance, or otherwise used to cover such investment exposure.”

As noted in the “Principal Investment Strategies” section of the prospectus, the Fund, like all ProShares, seeks to remain fully invested at all times in securities and/or financial instruments that provide exposure to its underlying index without regard to market conditions, trends or direction, and the Fund does not take temporary defensive positions. As a result, the Fund expects to invest all of its assets (as defined above) in investments providing exposure to its index.

8.	Comment: On page 11, “Risk Associated with the Use of Derivatives” notes many different types of derivatives, but only swaps are mentioned in the front part of the prospectus. Please confirm this placement is because only swap investments represent a principal investment strategy for the Fund.

Response: The Registrant confirms that the Fund will engage in swap agreements, and not other types of derivative instruments, as one of its principal investment strategies.

9.	Comment: Modify item (4) of the fourth paragraph under “Trustees and Officers” in the Statement of Additional Information (“SAI”) on page 24 to indicate that “all the Funds (except two) pursue investment strategies involving leverage and inverse leverage.”

Response: The disclosure has been revised to address the Staff’s concerns and to eliminate the need to update this number going forward.

Revised Disclosure:

The Board has determined that its leadership structure is appropriate in light of the characteristics of the Trust and each of the Funds in the Fund Complex. These characteristics include, among other things, the facts that all the Funds are organized under one Trust; all funds are exchange-traded funds; all funds have common service providers; and virtually all of the funds are leveraged, inverse, or inverse leveraged funds, with similar principal investment strategies. As a result, the Board addresses governance and management issues that are often common to all or most of the Funds. In light of these characteristics, the Board has determined that a three-member Board, including two Independent Trustees, is of an adequate size to oversee the operations of the Trust, and that, in light of the small size of the Board, a complex Board leadership structure is not necessary or desirable. The relatively small size of the Board facilitates ready communication among the Board members, and between the Board and management, both at Board meetings and between meetings. In view of the small size of the Board, the Board has concluded that designating one of the two Independent Trustees as the “lead Independent Trustee” would not be likely to meaningfully enhance the effectiveness of the Board.

10.	Comment: Modify “Trustees and Officers” section in the SAI by including a discussion of the Trustees’ qualifications.

Response: The requested change has been made by including the following additional disclosure on SAI page 25.

Additional Disclosure:

The Board formed in 2002 prior to the inception of the Trust’s operations. Messrs. Reynolds, Wachs and Sapir had for several years prior to the Board’s formation worked successfully together as Trustees for ProFunds and Access One Trust – a complex of index funds and leveraged and inverse mutual funds managed by an affiliate of the Advisor. Each was believed to possess the specific experience, qualifications, attributes and skills necessary to serve as a Trustee of the Trust. In addition to their years of service as Trustees to ProFunds and Access One Trust, and gathering experience with funds with investment objectives and principal investment strategies similar to the Trust’s funds, each individual brought experience and qualifications from other areas. In particular, Mr. Reynolds had previous significant senior executive experience in the areas of human resources and recruitment and executive organization; Mr. Wachs had previous significant experience in the areas of investment and real estate development; and Mr. Sapir had significant experience in the field of investment management, both as an executive and as an attorney.

11.	Comment: Modify the header in the third column of the Trustee Table in the SAI on page 25 to indicate “Principal Occupation(s) During the Past 5 Years”.

Response: The requested change has been made.

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It is anticipated that the Registrant will seek acceleration of the effective date of the Registration Statement, as amended, to November 30, 2010. The Registrant will in connection therewith make the requested representations and file the necessary acceleration request.

If the Staff has any further comments or questions regarding this filing, please call Brett Miguel at (240) 497-6538 or me at (301) 634-4361. Thank you for your attention to this matter.

Very truly yours,

/s/ Robert J. Borzone, Jr.

Vice President and Legal Counsel